JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Rocket Pharmaceuticals, Inc. dated as of April 14, 2025, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

MAVERICK CAPITAL, LTD.

By: Maverick Capital Management, LLC, its
    General Partner

By: Lee S. Ainslie III, Manager

By: /s/ Trevor Wiessmann
    Trevor Wiessmann
    Under Power of Attorney dated March 15,
    2018

MAVERICK CAPITAL MANAGEMENT,
LLC

By: Lee S. Ainslie III, Manager

By: /s/ Trevor Wiessmann
    Trevor Wiessmann
    Under Power of Attorney dated March 15,
    2018

LEE S. AINSLIE III

By: /s/ Trevor Wiessmann
    Trevor Wiessmann
    Under Power of Attorney dated March 15,
    2018